FOLEY & LARDNER LLP ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
February 10, 2006
WRITER’S DIRECT LINE 414.297.5642 jkwilson@foley.com Email
Via Edgar
CLIENT/MATTER NUMBER 038584-0102
Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Whiting Petroleum Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed January 25, 2006
File No. 333-129942

Form 10-K For the Fiscal Year Ended December 31, 2004
Filed February 28, 2005
File No. 01-31899
Dear Mr. Schwall:
     On behalf of our client, Whiting Petroleum Corporation (the “Company”), we are submitting the Company’s responses to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated January 31, 2006 in connection with the Staff’s review of the above-referenced filings. We have repeated the comments of the Staff in the letter dated January 31, 2006 in the numbered items set forth below (in bold) and followed each comment with the Company’s response.
     If the Company’s responses are satisfactory, the Company respectfully requests that the changes to its Form 10-K be allowed to be made prospectively in the Company’s next Form 10-K filing for the fiscal year ended December 31, 2005, which the Company plans to file in late February 2006 rather than retroactively in an amendment to the Company’s Form 10-K for the fiscal year ended December 31, 2004. While the Company believes that many of the comments suggest good voluntary disclosure for future filings, it believes that such comments are not sufficiently material to the Company’s overall historical disclosure to require an amendment to the Company’s Form 10-K for the fiscal year ended December 31, 2004.
     Enclosed please find a copy of Amendment No. 3 to the Company’s Registration Statement on Form S-4 and Amendment No. 2 to the Company’s Form 8-K dated October 4, 2005, which were filed today via EDGAR with the Commission. The amendment has been marked to reflect changes from Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission on January 25, 2006.

BOSTON	JACKSONVILLE	NEW YORK	SAN DIEGO/DEL MAR	TAMPA
BRUSSELS	LOS ANGELES	ORLANDO	SAN FRANCISCO	TOKYO
CHICAGO	MADISON	SACRAMENTO	SILICON VALLEY	WASHINGTON, D.C.
DETROIT	MILWAUKEE	SAN DIEGO	TALLAHASSEE	WEST PALM BEACH

Mr. H. Roger Schwall
February 10, 2006

Form S-4, as amended
General
1.	Please note that we continue our engineering review. Additional comments, if any, will be sent under separate cover.
     Company Response:
     The Company acknowledges the Staff’s comment.
Note 3 — Pro Forma Adjustments for Nine Months Ended September 30, 2005
2.	We note your response to our prior comment number four. It appears you have included amounts representing projections related to exploration and general & administrative costs. Please note that projections are not contemplated by Article 11 of Regulation S-X. Please modify your pro forma information to include only those items that are directly attributable to each specific transaction. For example, items relating to specific contractual arrangements arising from the transaction, purchase accounting adjustments, etc. Please contact us if you need additional clarification.
     Company Response:
     The Company has revised the pro forma information on pages 14, 16, 36, 45-48 and 50-52 of Amendment No. 3 to the Company’s Form S-4 Registration Statement to include in the pro forma adjustments reflected therein only those items that are directly attributable to each specific transaction covered. The Company has also made corresponding revisions to the pro forma adjustments in Amendment No. 2 on Form 8-K/A to the Company’s Current Report on Form 8-K dated October 4, 2005.
Form 10-K for the Fiscal Year Ended December 31, 2004
Financial Statements
Note 1 — Summary of Significant Accounting Policies
     Oil and Gas Producing Activities, page 49
3.	We note your response to our prior comment number seven. Please expand your disclosure to discuss your accounting treatment relative to seismic costs incurred in connection with development activities. Please address how you determine the amount of seismic data costs to be capitalized. Please note that we would expect the capitalization of seismic costs to be limited to the following criteria:
•	The 3-D seismic data costs necessary to ascertain the well location of a development well within an area or proved reserves.

Mr. H. Roger Schwall
February 10, 2006

•	It is our understanding, that a minimum area of seismic data is necessary to determine a development well location. We would expect that any amount of 3-D seismic data costs incurred in excess of these blocks that can not be attributed to a development well location within proved reserves, shall be expensed as incurred.

•	To the extent a 3-D seismic shoot covers areas of proved and unproved reserves (regardless of the degree of probability that the unproved reserves will eventually be proved), the costs of the seismic shoot should be proportionally allocated between exploration costs and development costs.
     Company Response:
     The Company will modify its disclosure under “Oil and Gas Producing Activities” in its Form 10-K for the fiscal year ended December 31, 2005 as follows:
     “Geological and geophysical costs, including exploratory seismic studies, and the costs of carrying and retaining unproved acreage are expensed as incurred. Costs of seismic studies that are utilized in development drilling within an area of proved reserves are capitalized as development costs. Amounts of seismic costs capitalized are based on only those blocks of data used in determining development well locations. To the extent that a seismic study covers areas of both proved and unproved reserves, those seismic costs are proportionately allocated between exploration and development costs.”
* * *
     As requested, when the Company requests acceleration of the effective date of the amended Registration Statement on Form S-4, the Company will furnish a letter to the Commission acknowledging that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall
February 10, 2006

     If the Staff has any questions or comments concerning any of the foregoing, please contact the undersigned at (414) 297-5642 or Paul J. Jones of Foley & Lardner LLP at (414) 297-5553.
Very truly yours,
/s/ John K. Wilson
Enclosure

cc:	Jason Wynn
Kevin Stertzel
Jill Davis
Ronald Winfrey
U.S. Securities and Exchange Commission
James J. Volker
Michael J. Stevens
Brent Jensen
Bruce R. DeBoer
Whiting Petroleum Corporation
Benjamin F. Garmer, III
Paul J. Jones
Foley & Lardner LLP
(all w/enc.)